UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PLADEO CORP.

Common Stock, par value $0. 001

CUSIP # 726132 10 3

MARCH 21, 2014

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 726132 10 3	13G	Page 1 of 4

1.	Name of Reporting Person: AHB Associates

I.R.S. Identification No. of Above Person (entities only): 11-3202903

2.	Check the Appropriate Box if a Member of a Group	(a)☐
(b)☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: New York

	5.	Sole Voting Power	1,475,700

Number of Shares	6.	Shared Voting Power	1,475,700
Owned by Each
Reporting Person	7.	Sole Dispositive Power	1,475,700
With
	8.	Shared Dispositive Power	1,475,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,475,700

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9	8.26%

CUSIP No. 726132 10 3	13G	Page 2 of 4

ITEM 1 (a) NAME OF ISSUER: Pladeo Corp.

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 625 East 70th Avenue, Denver, Colorado 80229

ITEM 2 (a) NAME OF PERSON FILING: AHB Associates

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

  28 The Glen, Glen Head, New York 11576

(c) CITIZENSHIP

United States of America

(d) TITLE OF CLASS OF SECURITIES

Common Stock, Par Value $0.001

(e) CUSIP NUMBER

       726132 10 3

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 726132 10 3	13G	Page 3 of 4

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

ITEM 4 OWNERSHIP

(a) Amount beneficially owned: Reporting Person is the beneficial owner of 1,475,700 shares of common stock. In addition, Reporting Person holds the Issuer’s convertible note (“Note”) in the principal amount of $45,000.00, convertible into the issuer’s common stock at $1.00 per share and 748,500 Common Stock Purchase Warrants exercisable into the Issuer’s common stock at $1.00 per share. (“Warrants”). The Note and Warrants may not be exercised or converted, as the case may be, for more than 60 days and therefore the Reporting Person has not included the underlying shares of common stock in its beneficial ownership of the Issuer’s common stock at this time. Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

(b) Percent of class: 8.26%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,475,700
(ii)	Shared power to vote or to direct the vote: 1,475,700
(iii)	Sole power to dispose or to direct the disposition of: 1,475,700
(iv)	Shared power to dispose or to direct the disposition of: 1,475,700

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

CUSIP No. 726132 10 3	13G	Page 4 of 4

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10 CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AHB Associates

/s/ Bruce Federman

By: Bruce Federman
Its: General Partner

Date: April 1, 2014